SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Brookfield DTLA Fund Office Trust Investor Inc.
(Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock,
$0.01 par value per share
(Title of Class of Securities)

112714209
(CUSIP Number)

Schulte Roth & Zabel LLP Attention: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112714209	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Wingspan Investment Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 285,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 285,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 285,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14	TYPE OF REPORTING PERSON IA

** This filing does not reflect any Shares that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 112714209	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Buckley T. Ratchford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 285,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 285,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 285,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

** This filing does not reflect any Shares that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 112714209	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of 7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the "Shares"), of Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at 250 Vesey Street, 15th Floor, New York, NY 10281.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Wingspan Investment Management, LP ("Wingspan"), with respect to the Shares directly held by Wingspan Master Fund, LP with respect to which it acts as investment manager and has investment discretion (the "Fund"); and

(ii) Mr. Buckley T. Ratchford ("Mr. Ratchford"), with respect to the Shares directly held by the Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The general partner of Wingspan is Wingspan Investment Management GP, LLC ("Wingspan GP"). Mr. Ratchford is the managing member of Wingspan GP. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise. Mr. Ratchford expressly disclaims beneficial ownership of any of the securities held by the Fund.

(b)	The address of the business office of each of the Reporting Persons and Wingspan GP is 767 Fifth Avenue, 16th Floor, New York, New York 10153.

(c)	The principal business of each of the Reporting Persons and Wingspan GP is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons or Wingspan GP has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Wingspan is a limited partnership organized under the laws of the State of Delaware. Mr. Ratchford is a United States citizen. Wingspan GP is a limited liability company organized under the laws of the State of Delaware.

CUSIP No. 112714209	SCHEDULE 13D	Page 5 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares were derived from the working capital of the Fund. A total of approximately $7.5 million was paid to acquire the Shares.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the Shares because it believed the Shares were undervalued and represented an attractive investment opportunity.

As a result of the failure to pay dividends on the Shares for six or more quarterly periods, the holders of the Shares are entitled to elect two members of the Board of Directors of the Issuer (the "Preferred Directors"). Under the articles supplementary classifying and designating the Shares (the “Articles”), holders of at least ten percent (10%) of the outstanding Shares, may request that a proper officer of the Issuer call a special meeting (the "Special Meeting") of the holders of the Shares (the "Holders") for the purpose of removing the current Preferred Directors and electing two directors to be determined by the Holders, voting together as a single class. On July 22, 2014, the Fund, together with another Holder (the "Other Holder"), sent a letter to the Issuer (the "Meeting Request Letter") requesting that the Issuer hold a Special Meeting and provide written notice thereof to the Holders. The foregoing description of the Meeting Request Letter does not purport to be complete and is qualified in its entirety by reference to the text of the Meeting Request Letter, a copy of which is included as Exhibit 2.

Given the limited and contingent voting rights of the Shares, the Reporting Persons believe that the Shares are "of a class of non-voting securities" as such term is used Rule 13d-1(i) and that beneficial ownership of the Shares should not result in reporting obligations under Section 13(d) of the Act. However, the Reporting Persons have determined to take a conservative position and make this filing on Schedule 13D regardless.

By virtue of sending the Meeting Request Letter, the Reporting Persons may be deemed to have formed a "group" within the meaning of Rule 13d-5 of the Act with the Other Holder, however the Reporting Persons expressly disaffirm the existence of a group with the Other Holder with regard to the Shares.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on the price levels of the Shares and various other factors described below, the Reporting Persons may sell some or all of their Shares. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the management, the board of directors of the Issuer, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 112714209	SCHEDULE 13D	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 9,730,370 Shares outstanding as of March 31, 2014, as reported in the Issuer's Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014.

As disclosed in Item 4, the Reporting Persons may be deemed to have formed a "group" within the meaning of Rule 13d-5 of the Act with the Other Holder. If the Reporting Persons were found to be members of a group with the Other Holder, then, based on information and belief, such group would be deemed to beneficially own approximately 12.3% of the Shares outstanding.

The Reporting Persons expressly disaffirm the existence of a group with the Other Holder with regard to the Shares.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	The Fund and its partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares reported herein in accordance with their respective ownership interests in the Fund.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Meeting Request Letter.

CUSIP No. 112714209	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2014

WINGSPAN INVESTMENT MANAGEMENT, LP
By: Wingspan Investment Management GP, LLC, its managing member

/s/ Buckley T. Ratchford
Name: Buckley T. Ratchford
Title: Managing Member

/s/ Buckley T. Ratchford
Buckley T. Ratchford

CUSIP No. 112714209	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 24, 2014

WINGSPAN INVESTMENT MANAGEMENT, LP
By: Wingspan Investment Management GP, LLC, its managing member

/s/ Buckley T. Ratchford
Name: Buckley T. Ratchford
Title: Managing Member

/s/ Buckley T. Ratchford
Buckley T. Ratchford